Exhibit 99.1
FLY LEASING REPORTS SECOND QUARTER 2010
FINANCIAL RESULTS AND REPURCHASE OF 1.4 MILLION SHARES
Dublin, Ireland, August 4, 2010 — FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the second quarter of 2010.
Second Quarter 2010 Highlights
•	Net income of $13.2 million, EPS of $0.46
•	Available Cash Flow of $42.5 million, $1.47 per share
•	Purchased a 15% interest in our manager and servicer, BBAM LP
•	Changed name to Fly Leasing Limited
•	Repurchased more than two million shares at a price of $8.78 per share
•	Post quarter end, repurchased 1.4 million additional shares at $10.50 per share
•	Quarterly dividend of $0.20 per share declared on July 15th
“During the second quarter, FLY completed two significant initiatives to increase shareholder value — the 15% investment in our manager and servicer, BBAM LP, and the repurchase of two million of our common shares,” said Colm Barrington, CEO of FLY. “These investments were completed utilizing our cash reserves, which remain strong with a total of $115 million in unrestricted cash at the end of the quarter. In addition, our investment in BBAM LP produced pre-tax income of $580,000 for the two months ended June 30, 2010. After the quarter end, we also repurchased the remaining 1.4 million remaining shares owned by Babcock & Brown for a per share price of $10.50, bringing our total shares repurchased this year to 3.4 million.”
“We see further positive signs of a recovery in the airline industry, reflected in increased airline profitability as well as rising aircraft values and increasing demand from our airline customers around the world,” added Barrington. “We believe that FLY, with its portfolio of popular commercial aircraft, strong cash flow and significant unrestricted cash reserves, is well-positioned to take advantage of the recovery to return strong value to its shareholders.”
Financial Results
FLY’s net income and basic and diluted earnings per share for the second quarter of 2010 were $13.2 million and $0.46 per share, respectively, compared to $14.0 million and $0.46 per share in the same period in the preceding year. Included in our second quarter 2010 results are approximately $2.2 million of one-time expenses associated with amendments to our management and servicing agreements and an amendment to our Aircraft Acquisition Facility. These expenses were reimbursed by Babcock & Brown and treated as a capital contribution in our financial statements. The second quarter 2009 results include a gain of $8.6 million from purchasing $19 million principal amount of notes payable for $10 million.

Net income and basic and diluted earnings per share for the six-month period ended June 30, 2010 were $29.8 million and $1.01 per share, respectively, compared to $60.9 million and $1.94 per share in the same period in the preceding year. The 2009 results benefited from the gain associated with the repurchase of approximately $119 million principal amount of notes payable and a lease termination settlement.
Operating lease revenue for the second quarter of 2010 was $61.4 million compared to $53.8 million in the same period of the previous year, an increase of $7.6 million or 14%. The increase in operating lease revenue is primarily due to end of lease revenue recorded in the second quarter of 2010, partially offset by declines in lease rentals. Total revenues for the second quarter of 2010 were $63.4 million compared to $64.5 million in the same period of the previous year. Also included in total revenues for the second quarter of 2009 is a gain of $8.6 million from the purchase of $19 million principal amount of notes payable, not present in the second quarter of 2010.
Total revenues for the six-month period ended June 30, 2010 were $131.1 million and include a $12.5 million gain from the sale of an option to purchase $50 million principal amount of notes payable. Total revenues for the six-month period ended June 30, 2009 were $173.6 million and included a $57.6 million gain associated with the purchase of $119 million principal amount of notes payable.
Total expenses in the second quarter of 2010 were $48.1 million, compared to $47.0 million in the same period of the previous year, an increase of $1.1 million or 2%. The increase was primarily due to the recognition of one-time expenses reimbursed by our former affiliate Babcock & Brown, partially offset by lower interest expense and absence of the debt purchase option amortization.
Total expenses for the six-month periods ended June 30, 2010 and 2009 were each $95.1 million.
Depreciation expense in the second quarter of 2010 was $21.1 million compared to $20.8 million in the same period of the previous year. For the six-month period ended June 30, 2010, depreciation expense increased approximately $1.0 million from $41.4 million to $42.4 million.
Interest expense in the second quarter of 2010 was $18.8 million compared to $19.9 million in the same period of the previous year, a decrease of $1.1 million or 6%. The decrease is mainly due to lower interest costs related to our swaps. For the six-month period ended June 30, 2010, interest expense decreased $2.8 million or 7% from $40.6 million to $37.8 million, again due to lower interest costs related to our swaps.

Selling, general and administrative (“SG&A”) expenses were $7.7 million in the second quarter of 2010 compared to $5.0 million in the same period of the previous year, an increase of $2.7 million. Included in the second quarter SG&A expense is $846,000 of non-cash share-based compensation and $2.2 million of expenses associated with amendments to our management and servicing agreements and the Aircraft Acquisition Facility made related to our separation from Babcock & Brown. These professional fees were reimbursed by Babcock and Brown and treated as a capital contribution in our financial statements. For the six-month period ended June 30, 2010 SG&A expense increased approximately $1.5 million from $11.1 million to $12.6 million.
The provision for income taxes was $2.2 million in the second quarter of 2010. The effective income tax rate for the second quarter of 2010 was 14.1% compared to 20.0% for the same period in the previous year. For the six-months ended June 30, 2010, the provision for income taxes was $6.1 million and the effective income tax rate was 17.1% compared to 22.3% for the same period in the previous year.
Available Cash Flow
Available Cash Flow (“ACF”), which FLY defines as net income plus depreciation, lease incentive amortization, amortization of debt issue costs, non-cash equity based compensation, the deferred tax provision and other one-time, non-cash items, was $42.5 million for the second quarter of 2010 compared to $32.2 million for the same period in the previous year, an increase of 32%. The increase is primarily due to the end of lease revenue recognized in the second quarter ended June 30, 2010. On a per share basis, ACF was $1.47 for the second quarter of 2010 compared to $1.06 in the same period of 2009.
For the six month period ended June 30, 2010, ACF was $87.5 million or $2.95 per share. This compares to ACF of $67.6 million or $2.15 per share for the same period in the previous year.
ACF should be used as a supplement to and not as a substitute for financial measures determined in accordance with Accounting Principles Generally Accepted in the United States.
Quarterly Dividend
On July 15, 2010, FLY declared a dividend of $0.20 per share in respect of the second quarter of 2010. This dividend will be paid on August 20, 2010 to shareholders of record on July 30, 2010.
Share Repurchases
In a transaction that closed on April 29, 2010, FLY repurchased 2,011,265 shares at a cost of $8.78 per share. The repurchased shares represented approximately 6.6% of the shares outstanding at March 31, 2010. As of June 30, 2010, there were 28,268,683 shares outstanding.
On May 3, 2010, the Board of Directors of FLY approved a new $30 million share repurchase program expiring in May 2011. Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of repurchases under the program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.
Subsequent to quarter end, under this new program, FLY repurchased 1,411,264 shares at a cost of $10.50 per share from Babcock & Brown. FLY has now repurchased more than 6.7 million shares and has a current total of 26,857,419 shares outstanding.

Financial Position
At June 30, 2010, FLY’s total assets were $2.0 billion, including flight equipment held for operating leases with a net book value of $1.7 billion. Restricted and unrestricted cash at June 30, 2010 totaled $261.4 million, of which $115.1 million was unrestricted. These amounts compare to total cash of $235.2 million and unrestricted cash of $96.0 million at December 31, 2009, increased of 11% and 20%, respectively.
Aircraft Portfolio
At June 30, 2010 FLY’s aircraft were on lease to 35 lessees in 21 countries, with three aircraft off-lease. Subsequent to quarter-end, the lessee of one of our aircraft, Mexicana, filed for bankruptcy protection.
The table below shows the aircraft in FLY’s portfolio on June 30, 2010 and December 31, 2009:

Portfolio On	Jun 30, 2010	Dec 31, 2009
Airbus A319	10	10
Airbus A320	17	17
Airbus A330	1	1
Boeing 737	19	19
Boeing 747	1	1
Boeing 757	12	12
Boeing 767	1	1
Boeing 777	1	1

Total	62	62

At June 30, 2010, the average age of FLY’s portfolio was 7.8 years weighted by the net book value of each aircraft. The average remaining lease term was 4.6 years, also weighted by net book value. At June 30, 2010 the leases were generating annualized revenues of $210 million.

Conference Call and Webcast
FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, August 4, 2010. Participants should call +1-706- 758-4339 (International) or 877-309-0213 (North America) and enter confirmation code 87281489. A replay will be available shortly after the call. To access the replay, please dial +1-706-645-9291 (International) or 800-642-1687 (North America) and enter confirmation code 87281489. The replay recording will be available until August 11, 2010.
A live webcast of the conference call will be also available in the investor section of FLY’s website at www.flyleasing.com. An archived webcast will be available for one year.
About FLY
FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward — looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.
# # #
Contact:
Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited
West Pier
Dun Laoghaire
Co Dublin, Ireland

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Operating lease revenue	$61,438	$53,772	$115,683	$107,152
Equity earnings from BBAM LP	580	—	580	—
Gain on purchases of notes payable	—	8,641	—	57,621
Gain on sale of option to purchase notes payable	—	—	12,501	—
Lease termination settlement	580	621	1,169	7,096
Interest and other income	816	1,485	1,189	1,730

Total revenues	63,414	64,519	131,122	173,599

Expenses
Depreciation	21,116	20,755	42,381	41,360
Interest expense	18,770	19,946	37,822	40,587
Selling, general and administrative	7,675	4,955	12,645	11,123
Debt purchase option amortization	—	1,067	947	1,067
Maintenance and other costs	534	307	1,353	995

Total expenses	48,095	47,030	95,148	95,132

Net income before provision for income taxes	15,319	17,489	35,974	78,467
Provision for income taxes	2,159	3,495	6,147	17,522

Net income	$13,160	$13,994	$29,827	$60,945

Weighted average number of shares
- Basic	28,887,534	30,308,076	29,579,894	31,392,469
- Diluted	28,922,127	30,308,076	29,614,487	31,392,469
Earnings per share
- Basic	$0.46	$0.46	$1.01	$1.94
- Diluted	$0.46	$0.46	$1.01	$1.94
Dividends declared and paid per share	$0.20	$0.20	$0.40	$0.40

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	June 30,	December 31,
	2010	2009
	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	$115,100	$95,972
Restricted cash and cash equivalents.	146,274	139,241
Rent receivables	4,520	3,927
Investment in BBAM LP	9,330	—
Flight equipment held for operating leases, net	1,705,439	1,748,988
Deferred tax asset, net	7,511	10,465
Fair market value of derivative asset	4,971	30
Other assets, net	21,648	25,509

Total assets	$2,014,793	$2,024,132

Liabilities
Accounts payable and accrued liabilities	3,846	5,780
Rentals received in advance	8,586	9,656
Payable to related parties	2,208	8,106
Security deposits	33,243	34,425
Maintenance payment liabilities	121,627	118,224
Notes payable, net	657,844	657,649
Borrowings under aircraft acquisition facility	578,420	594,566
Credit facility	32,290	32,290
Fair market value of derivative liabilities	93,169	65,726
Other liabilities	13,326	13,186

Total liabilities	1,544,559	1,539,608

Shareholder’s equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 28,268,683 and 30,279,948 shares issued and outstanding at June 30, 2010 and December 31, 2009, respectively	28	30
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	478,456	490,818
Retained earnings	65,962	47,844
Accumulated other comprehensive loss, net	(74,212)	(54,168)

Total shareholders’ equity	470,234	484,524

Total liabilities and shareholders’ equity	$2,014,793	$2,024,132

FLY Leasing Limited
Reconciliation of Available Cash Flow, a Non-GAAP Financial Measure, to Net Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Income	$13,160	$13,994	$29,827	$60,945
Add (less):
Depreciation	21,116	20,755	42,381	41,360
Lease incentive amortization	1,364	1,064	2,607	2,123
Amortization of debt issue costs	1,958	1,642	3,848	3,357
Non-cash share based compensation	846	—	846	—
Gain on purchases of notes payable	—	(8,641)	—	(57,621)
Professional fees reimbursed by Babcock & Brown	2,180	—	2,180	—
Provision for deferred income taxes	1,869	3,433	5,818	17,427

Available cash flow	$42,493	$32,247	$87,507	$67,591

Weighted average diluted shares outstanding	28,922,127	30,308,076	29,614,487	31,392,469

Available cash flow per share	$1.47	$1.06	$2.95	$2.15

FLY defines Available Cash Flow (“ACF”) as net income plus depreciation, amortization of lease incentives and debt issue costs, non cash share based compensation and deferred income taxes. In addition, non-cash gains on purchases of notes payable and other one-time, non-cash items are excluded from ACF. FLY’s definition of ACF may not be consistent with similar definitions used by other companies. The reconciliation above compares ACF to net income computed in accordance with Accounting Principles Generally Accepted in the United States (GAAP), the most directly comparable GAAP financial measure. FLY believes ACF provides investors with a measure for evaluating its ability to pay dividends and reinvest in its business. However, ACF excludes certain positive and negative cash items, including principal payments, if any, and has certain important limitations as an indicator of FLY’s ability to pay dividends and reinvest in its business. Management uses ACF as a measure for assessing FLY’s performance. ACF should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with GAAP. For additional information, please see FLY’s financial statements and “Management’s Discussion and Analysis of Operations and Financial Condition” that will be included in the periodic report it expects to file with the Securities and Exchange Commission with respect to the financial statements discussed herein.